UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46627

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brookwood Securities Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

138 Conant Street
(No. and Street)

Beverly	MA	01915
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ericka L. Ayles	(978) 720-7500	eayles@brookwoodfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

1 International Place	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ericka L. Ayles, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brookwood Securities Partners, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLE L. REEVES MY COMM. EXPIRES AUGUST 17, 2023 NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS

Signature: [signature]

Title: CFO & FinOp

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2022 and 2021

Brookwood Securities Partners, LLC

Statements of Financial Condition
December 31, 2022 and 2021

Brookwood Securities Partners, LLC

Contents



BDO

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Report of Independent Registered Public Accounting Firm

Brookwood Financial Partners, LLC, the sole member of
Brookwood Securities Partners, LLC
Beverly, Massachusetts

Opinion on Financial Statements

We have audited the accompanying statements of financial condition of Brookwood Securities Partners, LLC (the "Company") as of December 31, 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2001.

February 28, 2023

Brookwood Securities Partners, LLC

Statements of Financial Condition

December 31,	2022	2021
Assets		
Cash and Cash Equivalents	$ 1,184,910	$ 1,815,936
Due From Affiliates	500	3,000
Prepaid Expenses and Other Assets	42,276	41,398
Total Assets	$ 1,227,686	$ 1,860,334
Liabilities and Member's Equity		
Liabilities		
Commissions Payable	$ -	$ 57,150
Due to Affiliates	7,417	4,772
Accrued Bonus	52,500	85,500
Accrued Professional Fees	86,900	48,920
Accrued Payroll	9,254	13,766
Accrued Expense Reimbursement	8,401	8,090
Accounts Payable and Accrued Expenses	1,560	53,947
Total Liabilities	166,032	272,145
Commitments and Contingencies (Note 5)		
Member's Equity	1,061,654	1,588,189
Total Liabilities and Member's Equity	$ 1,227,686	$ 1,860,334

See accompanying notes to statements of financial condition.

1. Organization

Brookwood Securities Partners, LLC (the "Company") was first formed as a limited partnership (Brookwood Securities Partners, L.P.) organized under the laws of the State of Delaware for the purpose of serving as a broker-dealer in the sale of ownership interests in direct participation programs (the "Programs"). The Company operated under the exemptive provisions of SEC Rule 15c3-3K(2)(i) until the issuance of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5. Pursuant to Footnote 74 of the SEC Release noted above, the Company is a Non-Covered Firm. During January 2021, in reliance of Footnote 74, the Company amended its Membership Agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"), stating the Company will not claim an exemption from SEC Rule 15c3-3K(2)(i). The Company limits its activities to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5.

The Company was organized on September 23, 1993, and commenced operations on April 14, 1994, upon receipt of its operating license from FINRA. The Programs are managed by affiliates of the Company.

Brookwood Financial Partners, LLC is the sole member of the Company.

2. Summary of Significant Accounting Policies

Financial Reporting and Use of Estimates

The financial statements of the Company have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions. The cash balance includes an account that was $852,130 and $1,483,357 in excess of FDIC insurance limits on December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, the company did not have any cash equivalents.

Income Taxes

The Company is not required to file Federal or state income tax returns due to it being a single member limited liability company. The Company's income, gains, losses, deductions and credits are included on Brookwood Financial Partners, LLC's tax return. Accordingly, there is no provision for income taxes in the accompanying financial statements. Brookwood Financial Partners, LLC, as a limited liability company, is not subject to Federal or state income taxes as its members are

required to report on their Federal and state income tax returns their share of Brookwood Financial Partners, LLC's income, gains, losses, deductions and credits.

2. Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital ratio shall not exceed 15 to 1 of aggregate indebtedness. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2022, the Company had $1,018,878 of net capital, which was $1,007,809 in excess of required net capital. At December 31, 2021, the Company had $1,543,791 of net capital, which was $1,525,648 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1 as of December 31, 2022 and 0.18 to 1 as of December 31, 2021. The Company limits its activities under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 2040.17a-5, none of which require the Company to prepare a "Computation for Determination of Reserve Requirements" or the schedule of "Information Relating to Possession or Control Requirements."

Reconciliation of member's equity to net capital under SEC Rule 15c3-1 is as follows:

December 31,	2022	2021
Member's equity qualified for net capital	$ 1,061,654	$ 1,588,189
Less non-allowable assets	42,776	44,398
Net capital under SEC Rule 15c3-1	$1,018,878	$ 1,543,791

3. Related Party Transactions

The Company has entered into an expense agreement with its member, Brookwood Financial Partners, LLC ("BFP"), to provide office space and support functions to the Company at no cost. Under the terms of the agreement, any expenses directly relating to the Company's brokerage activities are paid by the Company. As of December 31, 2022, and 2021, $7,417 and $4,772, respectively, were reimbursable to BFP for expenses relating to the Company's brokerage activities.

The Company acts as placement agent for Programs sponsored by its sole member, BFP, and earns commission income from these Programs. As of December 31, 2022, all commission income had been paid. As of December 31, 2021, $3,000 in commission income was unpaid. The Company earns fee income by acting as placement agent for affiliates raising funds from institutional clients. As of both December 31, 2022 and December 31, 2021, all fee income had been paid.

4. Commitments and Contingencies

In connection with the Company's activities, the Company may from time to time, be party to suits and claims. The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure with respect to these claims and arrangements are unknown.

However, the Company has not had prior claims or losses and expects the risk of loss at December 31, 2022 to be remote.

5. Liquidity

The Company incurred losses of $3,049,953 and $1,398,931 in 2022 and 2021 and had cash used in operations of $1,822,526 and cash used in operations of $1,314,991 in 2022 and 2021, respectively. The Company has received contributions of $2,523,418 and $1,300,000 from its sole member, BFP, to fund its cash requirements in 2022 and 2021, respectively. The Company has received a commitment from BFP stating they will continue to support the Company's cash requirements through March 2024.

6. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2022 through the date the financial statements were issued.

Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.